SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Further information on the Company’s website at www.braskem.com.br or by contacting the IR Team:

José Marcos Treiger
Investor Relations Officer
Phone: (55) (11) 3443 9529 jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Phone: (55) (11) 3443 9744 luiz.valverde@braskem.com.br

Luciana Paulo Ferreira
IR Manager
Phone: (55) (11) 3443 9178 luciana.ferreira@braskem.com.br

BRASKEM AND PETROQUISA ANNOUNCE A
US$ 240 MILLION JOINT VENTURE FOR THE PRODUCTION OF POLYPROPYLENE
IN SÃO PAULO
New annual production capacity of 300,000 tons will allow Braskem to consolidate its leadership in the polypropylene market

São Paulo, Brazil, June 22, 2005 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, together with PETROBRAS QUÍMICA S.A. – PETROQUISA (“Petroquisa”), announce their decision to invest US$240 million in a modern and competitive industrial unit for the production and sale of polypropylene in Paulínia – State of São Paulo. This initiative, which implies the creation of a joint venture between the companies, was approved today, June 22, by their respective Boards of Directors.

The new industrial unit, which will be located in the heart of the main consumer center in Brazil, will have initial polypropylene production capacity of 300,000 tons/year, with potential to reach 350,000 tons. Operations are scheduled to begin by the end of 2007. Including this additional capacity, Braskem will have 950,000 tons/year production capacity of polypropylene to meet the growing demand for this resin, enabling the Company to consolidate its leadership position in the principal thermoplastics produced by Braskem. The raw material used in the new unit will be polymer-grade propylene supplied by Petrobras.

The decision is consistent with Braskem’s strategy of creating value for its shareholders. “Braskem and Petroquisa are investing in a world-class polypropylene unit, which combines production scale, updated technology and access to competitive raw material”, said Braskem’s CEO José Carlos Grubisich. “Additionally, this initiative consolidates our strategic association with Petroquisa”, he added.

The management of the new unit will be shared by both companies, with Braskem being responsible for sales and marketing. Average annual revenues are projected to reach US$ 317 million, and the net present value of the project is estimated at US$ 204 million.

Braskem will have a 60% stake in the new unit’s voting capital, and Petroquisa will hold the remaining 40%. Out of a total of US$ 240 million to be invested in the new industrial unit, 30% will be equity contributions by shareholders and the remaining amount will be funded by long term financing specifically for this project. “The decision of making this investment shows our confidence in the growth of both the Brazilian economy and the thermoplastic resins market”, affirmed Grubisich.

Braskem will contribute the process technology that will be employed in the Paulínia industrial unit, which is the most modern technology available in international markets and as to which Braskem has complete technical know-how, representing a competitive advantage of the venture, in addition to opening the possibility of transferring technology to future projects. The new unit will operate under the strictest safety and environmental standards, consistent with sustainable development concepts.

The Paulínia industrial unit is part of Braskem’s expansion plan, which has been developed since 2004 and that is expected to add 1.2 million tons to its production capacity through 2007. Through these initiatives, Braskem maintains its focus on improving the productivity and competitiveness of its operations, strengthening its value creation model in all stages of the petrochemical cycle.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of 5.8 million tons of resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22 , 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer